UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2018
Commission File Number: 0-30752
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Aeterna Zentaris Inc.
(Translation of registrant’s name into English)
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315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]      Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-224737, 333-210561, and 333-200834) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	Aeterna Zentaris' Condensed Interim Consolidated Financial Statements - Second Quarter 2018 (Q2)
99.2	Aeterna Zentaris' Management's Discussion and Analysis of Financial Condition and Results of Operations - Second Quarter 2018 (Q2)
99.3	Certification of the Chief Executive Officer pursuant to National Instrument 52-109
99.4	Certification of the Principal Financial Officer pursuant to National Instrument 52-109

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: August 9, 2018	By:	/s/ Michael V. Ward
Michael V. Ward
Chief Executive Officer